

ONLINE FILING RECEIPT

ENTITY NAME: DAYDREAM.IO CORPORATION

DOCUMENT TYPE: INCORPORATION (DOM. BUSINESS) COUNTY: RENS

FILED:05/20/2015 DURATION:PERPETUAL CASH#:150520010376 FILE#:150520010376
DOS ID:4761692

FILER:	EXIST DATE
BUSINESS FILINGS INCORPORATED 8020 EXCELSIOR DR. SUITE 200 MADISON, WI 53717	05/20/2015

ADDRESS FOR PROCESS:

BUSINESS FILINGS INCORPORATED
187 WOLF ROAD, SUITE 101
ALBANY, NY 12205

REGISTERED AGENT:

BUSINESS FILINGS INCORPORATED
187 WOLF ROAD, SUITE 101
ALBANY, NY 12205

STOCK: 1000000 PV .001

The corporation is required to file a Biennial Statement with the Department of State every two years pursuant to Business Corporation Law Section 408. Notification that the Biennial Statement is due will only be made via email. Please go to www.email.ebiennial.dos.ny.gov to provide an email address to receive an email notification when the Biennial Statement is due.

SERVICE COMPANY: BUSINESS FILINGS INCORPORATED-M9
SERVICE CODE: M9

FEE:	135.00	PAYMENTS	135.00
FILING:	125.00	CHARGE	0.00
TAX:	0.00	DRAWDOWN	135.00
PLAIN COPY:	0.00		
CERT COPY:	10.00		
CERT OF EXIST:	0.00		

2268709 DOS-1025 (04/2007)

Authentication Number: 1505200379 To verify the authenticity of this document you may access the Division of Corporation's Document Authentication Website at

STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is true copy of said original.


STATE OF NEW YORK
DEPARTMENT OF STATE
EXCELSIOR

WITNESS my hand and official seal of the Department of State, at the City of Albany, on May 20, 2015.

Anthony Giardina
Executive Deputy Secretary of State

Rev. 06/07

CERTIFICATE OF INCORPORATION
OF
Daydream.io Corporation

Under Section 402 of the Business Corporation Law

I, the undersigned, a natural person of at least 18 years of age, for the purpose of forming a corporation under Section 402 of the Business Corporation Law of the State of New York hereby certify:

FIRST: The name of the corporation is:

Daydream.io Corporation

SECOND: This corporation is formed to engage in any lawful act or activity for which a corporation may be organized under the Business Corporation Law, provided that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The county, within this state, in which the office of the corporation is to be located is RENSSELAER.

FOURTH: The total number and value of shares of common stock which the corporation shall have authority to issue is: 1,000,000 SHARES WITH A PAR VALUE OF $.001 PER SHARE.

FIFTH: The Secretary of State is designated as agent of the corporation upon whom process against it may be served. The address within or without this state to which the Secretary of State shall mail a copy of any process against the corporation served upon him or her is:

Business Filings Incorporated
187 Wolf Road, Suite 101
Albany, NY 12205

SIXTH: The corporation designates the following as its registered agent upon whom process against it may be served within the State of New York is:

Business Filings Incorporated
187 Wolf Road, Suite 101
Albany, NY 12205

I certify that I have read the above statements, I am authorized to sign this Certificate of Incorporation, that the above statements are true and correct to the best of my knowledge and belief and that my signature typed below constitutes my signature.

Mark Williams (signature)

Mark Williams, INCORPORATOR
8020 Excelsior Dr.
Suite 200
Madison, WI 53717

Filed by:
Business Filings Incorporated
8020 Excelsior Dr.
Suite 200
Madison, WI 53717

BUSINESS FILINGS INCORPORATED (M9)
DRAWDOWN
CUSTOMER REF# 2268709

FILED WITH THE NYS DEPARTMENT OF STATE ON: 05/20/2015
FILE NUMBER: 150520010376; DOS ID: 4761692



STATE OF NEW YORK

DEPARTMENT OF STATE

I hereby certify that the annexed copy for SPACEOUTVR, INC., File Number 160509000244 has been compared with the original document in the custody of the Secretary of State and that the same is true copy of said original.

WITNESS my hand and offical seal of the Department of State, at the City of Albany, on May 10, 2016.

Anthony Giardina
Executive Deputy Secretary of State

Rev. 06/07

Authentication Number: 1605101039 To verify the authenticity of this document you may access the Division of Coporations' Document Authentication Website at http://ecorp.dos.ny.gov

N. Y. S. DEPARTMENT OF STATE
DIVISION OF CORPORATIONS AND STATE RECORDS   ALBANY, NY 12231-0001

FILING RECEIPT

==
ENTITY NAME: SPACEOUTVR, INC.

DOCUMENT TYPE: AMENDMENT (DOMESTIC BUSINESS)   COUNTY: RENS
              NAME

==
FILED:05/09/2016 DURATION:********* CASH#:160509000255 FILM #:160509000244

    FILER:

    COWAN DEBAETS ABRAHAMS &
    SHEPPARD LLP
    41 MADISON AVENUE, 34TH FLOOR
    NEW YORK, NY 10010

    ADDRESS FOR PROCESS:

    REGISTERED AGENT:



==
SERVICE COMPANY: INTERSTATE FILINGS, LLC   SERVICE CODE: LN

FEES   210.00   PAYMENTS   210.00
          --------   --------
FILING   60.00   CASH   0.00
TAX   0.00   CHECK   0.00
CERT   0.00   CHARGE   0.00
COPIES   0.00   DRAWDOWN   210.00
HANDLING 150.00   OPAL   0.00
                                                  REFUND   0.00
==
61601   DOS-1025 (04/2007)